OMB APPROVAL OMB Number: 3235-0145 Expires: February 28. 2009 Estimated average burden hours per response 15
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SOVEREIGN BANCORP, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

845905108

(CUSIP Number)

James H. Bathon
Banco Santander Central Hispano, S.A.
c/o Banco Santander Central Hispano, S.A., New York Branch
45 East 53rd Street
New York, NY 10022
(212) 350-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander Central Hispano, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,036,940
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 117,630,664
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,630,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

     This Schedule 13D/A constitutes the sixth amendment to the Schedule 13D originally filed by Banco Santander Central Hispano, S.A., a Spanish sociedad anonima (“Santander”), with the Securities and Exchange Commission (“SEC”) on June 9, 2006 (the “Statement”), amended by Amendment No. 1 filed by Santander with the SEC on June 16, 2006 (the “First Amendment”), Amendment No. 2 filed by Santander with the SEC on June 28, 2006 (the “Second Amendment”), Amendment No. 3 filed by Santander with the SEC on July 21, 2006 (the “Third Amendment”), Amendment No. 4 filed by Santander with the SEC on August 9, 2006 (the “Fourth Amendment”) and Amendment No. 5 filed by Santander with the SEC on August 29, 2006 (the “Fifth Amendment”, and together with the First Amendment, the Second Amendment, Third Amendment and the Fourth Amendment, the “Amendments”) with respect to shares of the common stock, no par value per share (the “Shares”), of Sovereign Bancorp, Inc., a Pennsylvania corporation (the “Issuer”). Except as specifically amended by this Schedule 13D/A, the Statement, as amended by the Amendments, remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement, as amended by the Amendments.

   Item 4. Purpose of Transaction.

     Item 4 of this Statement is hereby amended and restated as follows:

     The Issuer used the proceeds of the sale of the Shares at the closing, along with other funds, to acquire Independence Community Bank Corp. pursuant to an Agreement and Plan of Merger by and among the Issuer, Iceland Acquisition Corp. and Independence Community Bank Corp., dated as of October 24, 2005.

     The Shares to which this statement relates have been acquired by Santander with the purpose of investment. Santander has agreed in the Investment Agreement to a number of restrictions on its actions, including with respect to its ability to acquire additional Shares and other securities of the Issuer, to dispose of the Shares and to make proposals to acquire the Issuer, each as further described in Item 6 below.

     Santander intends to review its holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing (including in connection with its gross up rights under the Investment Agreement to maintain its ownership percentage as described in Item 6 below) or decreasing its investment in the Issuer or making a proposal to acquire the Issuer, in each case as permitted by the terms of the Investment Agreement and as further described in Item 6 below. As part of this ongoing review, Santander may in the future engage legal and financial advisors to assist it in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer.

     Subject to the terms and conditions set forth in the Investment Agreement, Santander intends to purchase additional Shares until it owns 24.99% of the outstanding Shares of the Issuer. Santander intends to purchase such Shares in the open market in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended, and in reliance on Rule 10b5-1 promulgated thereunder. Any Shares Santander may acquire in the Issuer in excess of 19.99% of the outstanding Shares will be deposited with a trustee pursuant to a Voting Trust Agreement, dated as of May 31, 2006, by and among Santander, the Issuer and the Bank of New York, as trustee, attached hereto as Exhibit 5 (the “Voting Trust Agreement”), which is further described in Item 6 below.

     Except as set forth in this statement, Santander has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     As of August 22, 2006, Santander discontinued the purchase of Shares of the Issuer in the open market. As of such date, Santander beneficially owned 117,630,664 Shares, which represented 24.93% of the outstanding shares of the Issuer. Santander expects to purchase 0.06% of the outstanding shares of the Issuer later this year, subject to the terms and conditions set forth in the Investment Agreement.

   Item 5. Interest in Securities of the Issuer.

     Item 5(a) of this Statement is hereby amended and restated as follows:

     (a) Santander beneficially owns 117,630,664 Shares, which represent 24.93% of the outstanding Shares of the Issuer. This amount does not include any Shares borrowed or lent in the ordinary course of business by Santander’s UK affiliate in connection with its financing of S&P 500 equity baskets, of which Santander disclaims beneficial ownership. Except as set forth in this Item 5(a), none of Santander, and, to its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

   Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Investment Agreement, dated as of October 24, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 2: Registration Rights Agreement, dated as of October 24, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 3: Amendment to Investment Agreement, dated as of November 22, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 4: Second Amendment to Investment Agreement, dated as of May 31, 2006, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 5: Voting Trust Agreement, dated as of May 31, 2006, by and among Santander, the Issuer and The Bank of New York (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 24: Power of Attorney appointing James H. Bathon as Attorney-in-fact pursuant to a meeting of the Executive Commission of Banco Santander Central Hispano on June 16, 2006 (incorporated by reference to the Statement as filed on July 21, 2006)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2006

Date

/s/ JAMES H. BATHON

Signature

James H. Bathon – Attorney-in-fact

(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SANTANDER

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Santander are set forth below. If no business address is given the director’s or officer’s business address is the address specified in Item 2 as the principal business address of Santander. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Santander. All of the directors and officers are citizens of Spain except for Assicurazioni Generali, S.p.A. (Italy), Lord Burns (United Kingdom), Antonio H. Osorio (Portugal) and Mr. Adolfo Lagos (Mexico).

Names and Business Addresses of Executive	Present Principal Occupation and Name of Employer
Officers and Directors

Directors

Emilio Botín	Chairman of the Board of Directors and of the Executive
Committee
Fernando de Asúa	First Vice Chairman
Alfredo Sáenz	Second Vice Chairman of the Board of Directors and Chief
Executive Officer
Matías R. Inciarte	Third Vice Chairman of the Board of Directors and Chairman
of the Risk Committee
Manuel Soto	Fourth Vice Chairman
Assicurazioni Generali, S.p.A. (*)	Not applicable (1)
Antonio Basagoiti	Director
Ana P. Botín (*)	Chairwoman, Banco Español de Crédito, S.A.
Javier Botín (*)	Executive Director, M&B Capital Advisers, Sociedad de
Valores, S.A.
Lord Burns (*)	Chairman, Abbey National plc
Guillermo de la Dehesa (*)	Chairman, AVIVA Vida y Pensiones, S.A.
Rodrigo Echenique	Director
Antonio Escámez	Director
Francisco Luzón	Director, Executive Vice President, America
Abel Matutes (*)	Chairman, Grupo de Empresas Matutes
Mutua Madrileña Automovilista (*)	Not applicable (1)
Luis Ángel Rojo	Director
Luis Alberto Salazar-Simpson	Director

Executive Officers excluding Directors

José A. Alvarez	Executive Vice President, Financial Management
David Arce	Executive Vice President, Internal Auditing
Ignacio Benjumea	Executive Vice President, General Secretariat and of the Board
Teodoro Bragado	Executive Vice President, Risk
Juan Manuel Cendoya	Executive Vice President, Communication and Research
José María Espí	Executive Vice President, Risk
Enrique G. Candelas	Executive Vice President, Retail Banking
Antonio H. Osorio (*)	Chief Executive Officer, Abbey
Joan-David Grimà	Executive Vice President, Asset Management and Insurance
Juan Guitard	Executive Vice President, General Secretariat and of the Board
Gonzalo de las Heras (*)	Executive Vice President, Global Wholesale Banking
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Jorge Maortua	Executive Vice President, Global Wholesale Banking

Pedro Mateache	Executive Vice President, Administration and Human
Resources
Serafín Méndez	Executive Vice President, Resources and Costs
Jorge Morán	Chief Operating Officer, Abbey
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, America
Juan R. Inciarte	Executive Vice President, Europe and Consumer Lending
José Manuel Tejón	Executive Vice President, Financial Accounting
Jesús Mª Zabalza	Executive Vice President, America

(1) These two Directors of Santander are each insurance companies and thus have no occupation.

The business address of those persons marked with (*) is as follows:

  Assicurazioni Generali, S.p.A.

  Piazza Duca degli Abruzzi, 2
  34132 Trieste, Italy

  Ana P. Botín

  Avda. Gran Vía de Hortaleza, 3
  28043 Madrid
  Spain

  Javier Botín

  Plaza Manuel Gómez Moreno, 2
  28020 Madrid
  Spain

  Lord Burns

  Waterside House, 35 North Wharf Road
  London W2 1NW, England, U.K.

  Guillermo de la Dehesa

  C/ Francisco Silvela, 106
  28002 Madrid
  Spain

  Abel Matutes

  Avda. Bartolomé Roselló, 18
  07800 Ibiza
  Spain

  Mutua Madrileña Automovilista

  Paseo de la Castellana, 33
  28046 Madrid
  Spain

  Antonio H. Osorio

  Rua do Ouro, 88
  1100 – 063 Lisbon
  Portugal

  Gonzalo de las Heras

  45 East 53rd Street
  New York, NY 10022